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SYNDICATION NET Inc.
The Hartke Building
7637 Leesburg Pike
Falls Church Virginia 22043

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SERVICES and CONSULTING AGREEMENT

This Agreement is made and entered into this 19th, day of September 2000, between Syndication Net Inc., a Delaware corporation having offices located at the Hartke Building, 7637 Leesburg Pike, Falls Church Virginia, 22043, ( the "consultant"), and Tri-State Metro Territories Inc. a Delaware corporation in the business of selling franchised hair coloring salon units on behalf of the franchiser " HAIRCOLORXPRESS", (HCX), in the District of Columbia, Virginia, Maryland, and Delaware. The term of the agreement is 20 years with up to four
(4), five (5) year extensions. The territory contains an estimated population of 12,300,000 and based on a one unit per 30,000 in population ratio the development criteria schedule calls for an estimated 410 developable units, (the "company").

WHEREAS, the consultant desires to coordinate and provide for the Company, among other services, the Articles of Incorporation for the Secretary of State of Delaware, Preparation of the PPM, Business Plans, financial proformas, legal and negotiating services for the filing of the Uniform Offering Circulars and Disclosure Documents for FTC requirements and Master Development Agreements, (MDA's), sales, market syndication, other legal, accounting, E-Commerce and capital resource provisions, (the "services").

WHEREAS, the company desires to engage the consultant to perform the services.

NOW THEREFORE, for valuable consideration, the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

It is agreed, that Syndication Net will receive as compensation for said services, billing rates between $150.00 to $250.00 per hour as well as flat fee cost for the production of certain documents. Other billing arrangement may be negotiated on a per project basis as requested. Fees will be due as services are provided. The Company agrees to pay in advance $50,000.00 dollars as an initial retainer.

It is agreed, that the company will disclose all contract agreements, in their entirety, executed with any Syndication Net sources and provide statements of authority allowing Syndication to discuss freely all arrangements, commitments, and intents of any such Syndication sources as they relate to company's actions, unless otherwise agreed to by Syndication Net.


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It is agreed, that the terms of this agreement will be disclosed in all documentation filed with the Securities and Exchange Commission, Nasdaq, or any regulatory authority where such disclosure documentation would be required under standard disclosure rules.

It is agreed, that the terms of this agreement will be infused into all escrow contracts so that such agreements will call for the disbursement of fee's due to Syndication Net, to be paid directly to Syndication Net.

It is agreed, that subject to the foregoing, all the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successor and assigns of the Consultant and the Company.

It is agreed, that the choice of law and venue shall be governed by the laws of the State of Maryland. The Parties consent to the jurisdiction and agree that a proper venue shall lie in the state and federal courts located within the State of Maryland.

It is agreed, that the parties hereby represent that they have taken all necessary action to authorize the execution, delivery and performance of this agreement.

IN WHITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first above written.


SYNDICATION NET INC.,

/s/ Vance Hartke,
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Vance Hartke
President


TRI-STATE METRO TERRITORIES INC.

/s/ Thomas Gibbs,
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Authorized Agent